 RATIO OF EARNINGS TO FIXED CHARGES                                                                              EXHIBIT 12

Nine Months Ended September 30, 1999
(Thousands of dollars)

Earnings
Income before interest expense	$26,464

Add:
Income tax items	8,848
Income tax on other income	1,011
Amortization of debt discount, premium expense	241
Allowance for funds used during construction - borrowed funds	112
Interest on rentals	695
Total earnings before interest and taxes	$37,372

Fixed Charges
Interest on long-term debt	$ 8,626
Other interest	385
Amortization of debt discount, premium expense	241
Interest on rentals	695
Total fixed charges	$ 9,947

Ratio of Earnings to Fixed Charges	3.76